AMENDED AND RESTATED

FEE WAIVER AGREEMENT

AGREEMENT, this Amended and Restated Fee Waiver Agreement (this “Agreement”) is made and entered into as of April 26, 2016 (the “Effective Date”) between The Merger Fund, a Massachusetts business trust (the “Fund”), and Westchester Capital Management, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser and the Fund entered into a fee waiver agreement on January 1, 2016 and desire to amend and restate that agreement on the Effective Date; and

WHEREAS, the Adviser has entered into an Investment Advisory Contract with the Fund, dated January 1, 2011 (the “Contract”) pursuant to which the Adviser provides investment advisory services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is currently appropriate and in the best interests of the Fund and its shareholders to have the Adviser waive a portion of its fee due under the Contract as set forth below.

NOW, THEREFORE, the parties hereto agree as follows:

1.          Fee Waiver by the Adviser.  The Adviser agrees to reduce its fee so that the fee will be: (i) 1.0% on an annualized basis of the average daily net assets of the Fund on net assets below $1.5 billion; (ii) 0.9% on an annualized basis of the average daily net assets of the Fund on net assets between $1.5 billion and $2.0 billion; (iii) 0.8% on an annualized basis of the average daily net assets of the Fund on net assets between $2.0 billion and $5.0 billion and (iv) 0.75% on an annualized basis of the average daily net assets of the Fund on net assets over $5.0 billion.  The Adviser’s fee shall be calculated and paid in accordance with the terms and conditions of the Contract.

2.          Assignment.  No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

3.          Duration and Termination.  This Agreement shall be effective for the period from January 1, 2016 through April 30, 2017, and shall continue in effect from year to year thereafter upon mutual agreement of the Fund and the Adviser.  This Agreement shall automatically terminate upon the termination of the Contract.  The Board of Trustees of the Fund may terminate this Agreement at any time by written notice to the Adviser.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

THE MERGER FUND		WESTCHESTER CAPITAL MANAGEMENT, LLC
By:	/s/ Roy Behren	By:	/s/ Michael T. Shannon
Name:	Roy Behren	Name:	Michael T. Shannon
Title:	Co-President	Title:	Manager